UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No.             )

Dalian Capital Group, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

234488 10 4

(CUSIP Number)

Erwin Liem Ste. 310 - 850 West Hastings St. Vancouver, B.C. V6C1E1 Canada Tel: 604-801-5022 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

October 16, 2006

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

	(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

		Presidents Financial Corporation

	(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a) (b)

	(3)	SEC Use Only

	(4)	Source of Funds (See Instructions): WC

	(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	(6)	Citizenship or Place of Organization:	Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power:	1,390,000

	(8)	Shared Voting Power:	0

	(9)	Sole Dispositive Power:	1,390,000

	(10)	Shared Dispositive Power:	0

	(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	1,390,000

	(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	N/A

	(13)	Percent of Class Represented by Amount in Row (11):	100%

	(14)	Type of Reporting Person:	CO

ITEM 1.      SECURITY AND ISSUER.

Common Stock, par value $0.0001, of Dalian Capital Group, Inc., a Delaware corporation, Ste. 310 - 850 West Hastings St., Vancouver, B.C. V6C1E1 Canada.

ITEM 2.      IDENTITY AND BACKGROUND.

This statement is filed by Presidents Financial Corporation (“PFC”), and Mr. Erwin Liem (each a "Reporting Person," and together, the "Reporting Persons"). PFC purchased all of the Company's Common Stock as of October 16, 2006, pursuant to a Share Purchase Agreement dated as of September 26, 2005 between PFC and William Tay.

PFC is Nevada corporation. PFC is located at the following address: Ste. 310 - 850 West Hastings St., Vancouver, B.C. V6C1E1 Canada. PFC has never (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The controlling shareholder of PFC is Mr. Erwin Liem who is also the Chief Executive Officer and Director of PFC. Mr. Liem's business address is Ste. 310 - 850 West Hastings St., Vancouver, B.C. V6C1E1 Canada. Mr. Liem is an officer and director of Dalian Capital Group, Inc. Mr. Liem is a Chinese born in Indonesia on October 1, 1960. He is married and no children. He is currently residing in British Columbia, Canada. Education: PhD Economics & MBA. Certificate in International Business, University of British Columbia. Certificate in Securities, Simon Fraser University Career Highlights: 1992 -Present President of Liem Mark Enterprises Co. Ltd LME is a private holding company incorporated in British Columbia and Taipei, ROC. Its business is Management Company for subsidiaries in Real Estate Company, finance company, automobile and consumer products manufacturing in China. Mr. Liem has never (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to a Share Purchase Agreement, on October 16, 2006, Presidents Financial Corporation purchased for a price of $75,000 in cash, 1,390,000 outstanding shares of restricted common stock from William Tay, the former President and Director of the Company. PFC used "working capital" to purchase the Company's Common Stock. As used herein, the Term "working capital" includes income from the business operations of PFC plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general.

ITEM 4.      PURPOSE OF TRANSACTION.

The Reporting Persons acquired their interests in the Company pursuant to a transaction whereby Mr. Erwin Liem would become an officer and director of the Company. The shares of Common Stock were acquired for the purpose of acquiring control of the Company and seeking one or more strategic acquisitions. In connection therewith, Mr. Liem and/or Presidents Financial Corporation (PFC) may recommend and/or vote in favor of one or more proposals which would amend the Company's Certificate of Incorporation and for the appointment of directors.

The Reporting Persons may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Persons may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, the Reporting Persons has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

(a) Presidents Financial Corporation (PFC) beneficially owns 1,390,000 shares of the Company's Common Stock, representing a 100% interest in the shares of Common Stock currently issued and outstanding.

(b) The responses of each Reporting Person to Items 7 though 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Share Purchase Agreement, dated September 26, 2006, between Presidents Financial Corporation and William Tay, is incorporated herein by reference to a Form 8-K report filed on EDGAR by Dalian Capital Group, Inc. on October 18, 2006.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2007

PRESIDENTS FINANCIAL CORPORATION

A Nevada corporation

/s/ Erwin Liem

_______________________________

By Erwin Liem

Its: President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2007

/s/ Erwin Liem

_______________________________

By: Erwin Liem